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SEC MAIL PROCESSING RECEIVED MAR 15 2004 WASH. DC SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65299

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 AND ENDING 12/31/03
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OnTrade, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 S. Missouri Ave Suite 229
(No. and Street)

Clearwater FL 33756
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Melissa S. Otts (727) 446-6660
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moore, Stephens Lovelace, P.A.
(Name – *if individual, state last, first, middle name*)

18167 US Highway 19 North, Suite 650 Clearwater, FL 33764
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 02 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Melissa Otts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OnTrade, Inc, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Stephanie A. Seidl
Commission # CC 965537
Expires Sep. 5, 2004
Bonded Thru
Atlantic Bonding Co., Inc.

Melissa S. Otts
Signature

CFO
Title

Stephanie A. Seidl
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ONTRADE, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED
DECEMBER 31, 2003 AND FOR
THE PERIOD JANUARY 11, 2002
THROUGH DECEMBER 31, 2002

ONTRADE, INC.
(A WHOLLY-OWNED SUBSIDIARY OF NEXTRADE HOLDINGS, INC.)
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2003 AND 2002

ASSETS

	2003	2002
Cash and cash equivalents	$ 285,743	$ 197,382
Deposit with clearing organization-related party	10,000	-
Accounts receivable	14,001	-
Prepaid expenses and other assets	17,857	3,174
	$ 327,601	$ 200,556

LIABILITIES AND STOCKHOLDERS' EQUITY

	2003	2002
Liabilities:		
Payable to broker-dealer clearing organization-related party	$ 36,341	$ -
Accounts payable and accrued expenses	2,448	5,620
Total liabilities	38,789	5,620
Commitments and contingencies	-	-
Stockholders' equity:		
Preferred stock-Series A, no par value, 5,000,000 shares authorized, 0 shares issued and outstanding	-	-
Common stock, Class B, no par value, 5,000,000 shares authorized, 0 shares issued and outstanding	-	-
Common stock, Class A, no par value, 90,000,000 shares authorized, 10,000,000 shares and 200,000 shares issued and outstanding in 2003 and 2002, respectively	-	-
Additional paid-in capital	1,220,000	200,000
Accumulated deficit	(931,188)	(5,064)
Total stockholders' equity	288,812	194,936
	$ 327,601	$ 200,556

See notes to financial statements.

ONTRADE, INC.
(A WHOLLY-OWNED SUBSIDIARY OF NEXTRADE HOLDINGS, INC.)
STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
AND FOR THE PERIOD JANUARY 11, 2002 THROUGH DECEMBER 31, 2002

	2003	2002
Rebate revenues – related party	$1,669,341	$ -
Rebate revenues	44,558	-
Other income	3,444	2,632
Total revenue	1,717,343	2,632
Expenses:		
Trading losses, net	1,353,235	-
Brokerage and clearing fees	602,679	-
Trader commissions	383,274	-
License and service fees to parent company	120,000	-
Occupancy	116,995	-
Communications and data processing	38,764	5,620
Other expenses	28,520	2,076
Total expenses	2,643,467	7,696
Loss before income taxes	(926,124)	(5,064)
Income tax benefit	349,000	-
Net loss	($ 577,124)	($ 5,064)

See notes to financial statements.

ONTRADE, INC.
(A WHOLLY-OWNED SUBSIDIARY OF NEXTRADE HOLDINGS, INC.)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE PERIOD JANUARY 11, 2002 THROUGH DECEMBER 31, 2003

	Common Stock		Additional Paid-in	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balances, January 11, 2002	-	$ -	$ -	$ -	$ -
Initial capital contribution and sale of common stock	200,000	-	200,000	-	200,000
Net loss	-	-	-	(5,064)	(5,064)
Balances, December 31, 2002	200,000	-	200,000	(5,064)	194,936
Additional common stock issued in contemplation of sale of common stock	9,300,000	-	-	-	-
Sale of common stock	500,000	-	500,000	-	500,000
Capital contributions	-	-	520,000	-	520,000
Dividend to parent	-	-	-	(349,000)	(349,000)
Net loss	-	-	-	(577,124)	(577,124)
Balances, December 31, 2003	10,000,000	$ -	$ 1,220,000	($ 931,188)	$ 288,812

See notes to financial statements.

ONTRADE INC.
(A WHOLLY-OWNED SUBSIDIARY OF NEXTRADE HOLDINGS, INC.)
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003
AND FOR THE PERIOD JANUARY 11, 2002 THROUGH DECEMBER 31, 2002

	2003	2002
Cash flows from operating activities:		
Net loss	($ 577,124)	($ 5,064)
Adjustments to reconcile net loss to net cash flows from operating activities:		
Income tax benefit	(349,000)	-
License fee from parent company which was satisfied through capital contributions	120,000	-
Increase (decrease) in cash resulting from changes in:		
Deposit with clearing organization-related party	(10,000)	-
Accounts receivable	(14,001)	-
Prepaid expenses and other assets	(14,683)	(3,174)
Payable to broker-dealer clearing organization-related party	36,341	-
Accounts payable and accrued expenses	(3,172)	5,620
Net cash flows from operating activities	(811,639)	(2,618)
Cash flows from financing activities:		
Capital contributions received	400,000	-
Sale of common stock	500,000	200,000
Net cash flows from investing activities	900,000	200,000
Net increase in cash and cash equivalents	88,361	197,382
Cash and cash equivalents, beginning of year	197,382	-
Cash and cash equivalents, end of year	$ 285,743	$ 197,382
Supplemental Disclosure of Cash Flow Information:		
Cash paid during the year for:		
Interest	$ -	$ -
Income taxes	$ -	$ -
Supplemental Disclosure of Non-Cash Financing Activities:		
Dividend to parent company resulting from tax benefits which will not be realized by the Company	$ 349,000	$ -
Capital contributions from parent company resulting from forgiveness of amounts due to parent	$ 120,000	$ -

See notes to financial statements.

ONTRADE, INC.
(A WHOLLY-OWNED SUBSIDIARY OF NEXTRADE HOLDINGS, INC.)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2003
AND FOR THE PERIOD JANUARY 11, 2002 THROUGH DECEMBER 31, 2002

1. Nature of business and summary of significant accounting policies:

Nature of business:

OnTrade, Inc., (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the National Association of Securities Dealers (the "NASD"). The Company received SEC approval to operate as a broker-dealer on November 13, 2002; however, operations did not actually commence until mid-January 2003. The Company is a Florida Corporation, incorporated on January 11, 2002 and as of May 14, 2003 is a wholly-owned subsidiary of NexTrade Holdings, Inc., (the "Parent").

The Company performs proprietary securities trading activities in the equities market. The Company clears its trades with NexTrade, Inc., an affiliate of the Company. The Company does not provide brokerage services to retail clientele.

Cash and cash equivalents:

The Company considers all investments purchased with an original maturity of three months or less to be cash equivalents.

Proprietary securities trading:

The Company performs proprietary securities trading activities and any related trading profits and losses are recorded net on a trade-date basis in the statement of operations. Execution and clearing costs associated with proprietary securities trading activities are recorded in brokerage and clearing fees in the statement of operations. Commissions are paid for trading activities and are recorded as trader commissions in the statement of operations.

The Company earns rebates for trades, which are executed through an Electronic Communications Network owned by NexTrade Inc. ("NexTrade ECN"), an affiliate of the Company. The rebates earned are recorded as revenues on a trade-date basis in the statement of operations.

1. Nature of business and summary of significant accounting policies (continued):

Use of estimates:

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of credit risk and major customer information:

Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of cash and cash equivalents.

The Company maintains its cash accounts with two banking institutions. The total cash balances are insured by the F.D.I.C. up to $100,000 per each financial institution. At December 31, 2003, the Company had cash balances on deposit that exceeded the fully insured amounts by approximately $91,000.

During 2003, rebates from the NexTrade ECN accounted for approximately 97% of revenues.

Liquidity:

The Company has incurred recurring losses since inception. Ongoing operations for the Company have been reduced to operating levels for which management believes current liquidity requirements will be met through current year revenues, as well as additional cash infusions from the Parent as needed.

2. Deposit with clearing organization-related party:

The Company has a $10,000 deposit with NexTrade Inc., its clearing organization. The deposit has been segregated by NexTrade Inc. in a special reserve bank account for the exclusive benefit of the Company in compliance with Rule 15c3-3 of the SEC.

3. Payables to broker-dealers and clearing organizations-related party:

The Company clears its proprietary securities trading through Nextrade Inc. on a fully disclosed basis. The amount payable to NexTrade Inc. relates to proprietary securities trading and is partially collateralized by the cash deposit on hand with NexTrade Inc.

4. Related party transactions:

License and service fees:

In accordance with an agreement dated September 1, 2003, the Parent agreed to provide the Company with the use of certain software licenses as well as consulting, accounting, collection and administrative services and use of the facilities. Fees for these services are based on monthly usage of services. This agreement is perpetual and may be terminated at any time by delivery of written notice by either party. Fees for the year ended December 31, 2003 were $120,000 (see Note 6).

Rebates revenue:

During 2003, the Company earned rebates for additions of liquidity to the NexTrade ECN of approximately $1,669,000 or 97% of revenues.

Brokerage and clearing fees:

The Company incurred approximately $560,000 of brokerage and clearing fees from NexTrade Inc. for clearing securities trading activities for the year ended December 31, 2003.

5. Income taxes and deferred income tax benefit:

The Company files a consolidated tax return with its Parent. However, the tax benefit of $349,000 associated with the Company's operating losses has been recognized in the financial statements as if the Company filed its own income tax returns. A dividend of the income tax benefit of $349,000 has been given to the Parent as the likelihood of receiving the benefit from the Parent is remote.

6. Stockholders' equity:

On April 1, 2002, the founding shareholders of the Company made an initial capital contribution of $200,000 and were issued 200,000 shares of Class A common stock. On January 31, 2003, those shareholders executed a unanimous resolution that, 1) authorized the issuance of 10,000,000 shares of Class A common stock and 2) approved an agreement which simultaneously sold 5% of the outstanding common stock (now 10,000,000 shares) to the Parent for $500,000. This agreement granted the Parent the option to purchase an additional 46% interest in the Company for $1 from the founding shareholders. On May 14, 2003, the Parent exercised this option and simultaneously acquired all of the outstanding shares of common stock from the founding shareholders, which resulted in the Parent owning 100% of the common stock of the Company.

During the year ended December 31, 2003, the Parent contributed $520,000 to the Company, of which $400,000 was in cash and $120,000 was in forgiveness of license and services fees for which the Company did not have the ability to repay.

7. Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $100,000 and stipulates that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also precludes equity capital withdrawals or cash dividends if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2003, the Company had net capital of approximately $271,000, which exceeded its SEC required net capital by approximately $171,000.

8. Subsequent event:

The Company has incurred a reduction in monthly activities over the last twelve months. Management is currently evaluating its options as they relate to the daily operations of the Company to include other regulated activities per the Company's request of the NASD and SEC. The Company believes it has adequate net capital based on its financial position and current operating activities to satisfy its NASD regulatory requirements.

ONTRADE, INC.
(A WHOLLY-OWNED SUBSIDIARY OF NEXTRADE HOLDINGS, INC.)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2003

SCHEDULE I

Net Capital

Total stockholders' equity		$ 288,812
Deductions and/or charges:		
Nonallowable assets:		
Prepaid expenses and other assets		(17,857)
Net capital		$ 270,955

Aggregate indebtedness

Items included in statement of financial condition:		
Payable to broker-dealers and clearing organization-related party	$ 36,341	
Accounts payable and accrued expenses	2,448	
Total aggregate indebtedness		$ 38,789

Computation of basic net capital requirement

Minimum net capital required based on aggregate indebtedness	$ 2,586
Minimum dollar requirement	$ 100,000
Minimum net capital required	$ 100,000
Excess net capital	$ 170,955
Excess net capital at 1,000% (net cap – 10% of aggregate indebtedness)	$ 267,075

Reconciliation with Company's net capital requirement computation:
(included in Part II of Form X-17A-5 as of December 31, 2003)

A reconciliation is not required as no material differences exist.

ONTRADE, INC.
(A WHOLLY-OWNED SUBSIDIARY OF NEXTRADE HOLDINGS, INC.)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2003

SCHEDULE II

Exemption based on subparagraph k(2)(ii) of Rule 15c3-3.

ONTRADE, INC.
(A WHOLLY-OWNED SUBSIDIARY OF NEXTRADE HOLDINGS, INC.)
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2003

SCHEDULE III

Exemption based on subparagraph k(2)(ii) of Rule 15c3-3.

Note: The Company does not receive or hold customer securities.